EXHIBIT 99.1

Rand Capital SBIC, L.P
Model Valuation Policy

A.        General
1.	The General Partner has sole responsibility for determining the Asset Value of each of the Loans and Investments and of the portfolio in the aggregate.
2.	Loans and Investments will be valued individually and in the aggregate on a quarterly basis. Fiscal year-end valuations are audited as set forth in "Accounting Standards and Financial Reporting Requirements for Small Business Investment Companies" Section IV, Paragraph D.
3.	This valuation Policy is intended to provide a consistent, conservative basis for establishing the Asset Value of the portfolio. The Policy presumes that Loans and Investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business.

B. Interest-Bearing Securities
1.	Loans will be valued in an amount not greater than cost, with Unrealized Depreciation being recognized when value is impaired. The valuation of loans and associated interest receivables on interest-bearing securities should reflect the portfolio concern's current and projected financial condition and operating results, its payment history and its ability to generate sufficient cash flow to make payments when due.
2.	When a valuation relies more heavily on an asset versus earnings approach, additional criteria should include the seniority of the debt, the nature of any pledged collateral, the extent to which the security interest is perfected, the net liquidation value of tangible business assets, and the personal integrity and overall financial standing of the owners of the business. In those instances where a loan valuation is based on an analysis of certain collateralized assets of a business or assets outside business, the valuation, should at a minimum consider the net liquidation value of the collateral after reasonable selling expenses. Under no circumstances, however, shall a valuation based on the underlying collateral be considered as justification for any type of loan appreciation.
3.	Appropriate unrealized depreciation on past due interest which is converted into a security (or added to an existing security) should be recognized when collection is doubtful. Collection is presumed to be in doubt when one or both of the following conditions occur: (i) interest payments are more than 120 days past due; or (ii) the small company is in bankruptcy, insolvent, or there is substantial doubt about its ability to continue as a going concern.
4.	The carrying value on interest-bearing securities shall not be adjusted for changes in interest rates.
5.	The valuation of convertible debt may be adjusted to reflect the value of the underlying equity security, net of the conversion price.

C. Equity Securities - Private Companies
1.	Investment cost is presumed to represent value except as indicated elsewhere in these guidelines.
2.	Valuation should be reduced if a company's performance and potential have significantly deteriorated. If the factors which led to the reduction in valuation are overcome, the valuation may be restored.
3.	The anticipated pricing of a portfolio's concern future equity financing should be considered as a basis for recognizing Unrealized Depreciation, but not for Unrealized Appreciation. If it appears likely that equity will be sold in the foreseeable future at a price below the Licensee's current valuation, then that prospective offering price should be weighed in the valuation process.
4.	Valuation should be adjusted to a subsequent significant equity financing that includes a meaningful portion of the financing by a sophisticated, unrelated new investor. A subsequent significant equity financing that includes substantially the same group of investors as the prior financing should generally not be the basis for an adjustment in valuation. A financing at a lower price by a sophisticated new investor should cause a reduction in value of prior securities.
5.	If substantially all of a significant equity financing is invested by an investor whose objectives are in large part strategic, or if the financing is led by such an investor, it is generally presumed that no more than 50 percent of the increase in investment price compared to the prior significant equity financing is attributable to an increased valuation of the company.
6.	Where a company has been self-financing and has had positive cash flow from operation for at least the past two fiscal years, Asset Value may be increased based on a very conservative financial measure regarding P/E ratios or cash flow multiples, or other appropriate financial measures of similar publicly-traded companies, discounted for illiquidity. Should the chosen valuation cease to be meaningful, the valuation may be restored to a cost basis, or in the event of significant deterioration in performance or potential, to a valuation below cost to reflect impairment.
7.	With respect to portfolio companies that are likely to face bankruptcy or discontinue operations for some other reason, liquidating value may be employed. This value may be determined by estimating the realizable value (often through professional appraisals or firm offers to purchase) of all assets and then subtracting all liabilities and all associated liquidation costs.
8.	Warrants should be valued at the excess of the value of the underlying security over the exercise price.

D. Equity Securities - Public Companies
1.	Public securities should be valued as follows: (a) for over the counter stock, take the average of the bid price at the close for the valuation date and the preceding two days, and (b) for listed stocks, take the average of the bid price at the close for the valuation date and the preceding two days.
2.	The valuation of public securities that are restricted should be discounted appropriately until the securities may be freely traded. Such discounts typically range from 10 percent to 40 percent, but the discounts can be more or less, depending upon the resale restrictions under securities laws or contractual agreements.
3.	When the number of shares held is substantial in relation to the average daily trading volume, the valuation should be discounted by at least 10% and generally by more.